April 30, 2010

Prospectus

Legg Mason
Variable Lifestyle Allocation 50%

Shares of the portfolio are offered to insurance company separate accounts which fund certain variable annuity and variable life insurance contracts and to qualified retirement and pension plans. This Prospectus should be read together with the prospectus for those contracts.

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

2 | Legg Mason Variable Lifestyle Allocation 50%

Fees and expenses of the portfolio

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the portfolio. The fee table and expense example do not reflect expenses incurred from investing through a separate account or qualified plan and do not reflect variable annuity or life insurance contract charges. If they did, the overall fees and expenses would be higher than those shown. Detailed information about the cost of investing in this portfolio through a separate account or qualified plan is presented in the contract prospectus through which the portfolio’s shares are offered to you.

Shareholder fees (fees paid directly from your investment) (%)

Maximum sales charge on purchases	N/A

Maximum deferred sales charge on redemptions	N/A

Annual portfolio operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)

Management fees	None

Distribution and service (12b-1) fees	None

Other expenses	0.14

Acquired fund fees and expenses (fees and expenses of underlying funds)	0.68

Total annual portfolio operating expenses[1]	0.82

[1]	Total annual portfolio operating expense do not correlate with the ratios of expenses to average net assets reported in the financial highlights table in the prospectus and in the portfolio’s shareholder reports. These ratios reflect the portfolio’s operating expenses and do not include acquired fund fees and expenses.

Example
This example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The example does not include expenses incurred from investing through a separate account or qualified plan. If the example included these expenses, the figures shown would be higher. The example assumes:

•	You invest $10,000 in the portfolio for the time periods indicated

•	Your investment has a 5% return each year and the portfolio’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

•	The expenses of the underlying Legg Mason-affiliated funds are reflected

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years

With or without redemption at end of period:	85	265	461	1,025

April 30, 2010

Prospectus

Legg Mason
Variable Lifestyle Allocation 70%

Shares of the portfolio are offered to insurance company separate accounts which fund certain variable annuity and variable life insurance contracts and to qualified retirement and pension plans. This Prospectus should be read together with the prospectus for those contracts.

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

2 | Legg Mason Variable Lifestyle Allocation 70%

Fees and expenses of the portfolio

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the portfolio. The fee table and expense example do not reflect expenses incurred from investing through a separate account or qualified plan and do not reflect variable annuity or life insurance contract charges. If they did, the overall fees and expenses would be higher than those shown. Detailed information about the cost of investing in this portfolio through a separate account or qualified plan is presented in the contract prospectus through which the portfolio’s shares are offered to you.

Shareholder fees (fees paid directly from your investment) (%)

Maximum sales charge on purchases	N/A

Maximum deferred sales charge on redemptions	N/A

Annual portfolio operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)

Management fees	None

Distribution and service (12b-1) fees	None

Other expenses	0.23

Acquired fund fees and expenses (fees and expenses of underlying funds)	0.74

Total annual portfolio operating expenses[1]	0.97

Fees forgone and/or expenses reimbursed[2]	(0.03)

Total annual portfolio operating expenses after forgoing fees and/or reimbursing expenses[2]	0.94

[1]	Total annual portfolio operating expense do not correlate with the ratios of expenses to average net assets reported in the financial highlights table in the prospectus and in the portfolio’s shareholder reports. These ratios reflect the portfolio’s operating expenses and do not include acquired fund fees and expenses.

[2]	The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, brokerage, taxes, extraordinary expenses and acquired fund fees and expenses), so that total annual operating expenses are not expected to exceed 0.20%. This arrangement cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to the portfolio during the same fiscal year if the portfolio’s total annual operating expenses have fallen to a level below the limit described above.

Example
This example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The example does not include expenses incurred from investing through a separate account or qualified plan. If the example included these expenses, the figures shown would be higher. The example assumes:

•	You invest $10,000 in the portfolio for the time periods indicated

•	Your investment has a 5% return each year and the portfolio’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

•	The expense of the underlying Legg Mason-affiliated funds are reflected

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years

With or without redemption at end of period:	96	304	531	1,185

April 30, 2010

Prospectus

Legg Mason
Variable Lifestyle Allocation 85%

Shares of the portfolio are offered to insurance company separate accounts which fund certain variable annuity and variable life insurance contracts and to qualified retirement and pension plans. This Prospectus should be read together with the prospectus for those contracts.

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

2 | Legg Mason Variable Lifestyle Allocation 85%

Fees and expenses of the portfolio

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the portfolio. The fee table and expense example do not reflect expenses incurred from investing through a separate account or qualified plan and do not reflect variable annuity or life insurance contract charges. If they did, the overall fees and expenses would be higher than those shown. Detailed information about the cost of investing in this portfolio through a separate account or qualified plan is presented in the contract prospectus through which the portfolio’s shares are offered to you.

Shareholder fees (fees paid directly from your investment) (%)

Maximum sales charge on purchases	N/A

Maximum deferred sales charge on redemptions	N/A

Annual portfolio operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)

Management fees	None

Distribution and service (12b-1) fees	None

Other expenses	0.21

Acquired fund fees and expenses (fees and expenses of underlying funds)	0.79

Total annual portfolio operating expenses[1]	1.00

Fees forgone and/or expenses reimbursed[2]	(0.01)

Total annual portfolio operating expenses after forgoing fees and/or reimbursing expenses[2]	0.99

[1]	Total annual portfolio operating expense do not correlate with the ratios of expenses to average net assets reported in the financial highlights table in the prospectus and in the portfolio’s shareholder reports. These ratios reflect the portfolio’s operating expenses and do not include acquired fund fees and expenses.

[2]	The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, brokerage, taxes, extraordinary expenses and acquired fund fees and expenses), so that total annual operating expenses are not expected to exceed 0.20%. This arrangement cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to the portfolio during the same fiscal year if the portfolio’s total annual operating expenses have fallen to a level below the limit described above.

Example
This example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The example does not include expenses incurred from investing through a separate account or qualified plan. If the example included these expenses, the figures shown would be higher. The example assumes:

•	You invest $10,000 in the portfolio for the time periods indicated

•	Your investment has a 5% return each year and the portfolio’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

•	The expenses of the underlying Legg Mason-affiliated funds are reflected

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years

With or without redemption at end of period:	101	316	550	1,222